Beth J Hoffman

Founder & CEO of Origami Therapeutics, Inc. (YC W22)
San Diego, California, United States

Contact

www.linkedin.com/in/bethhoffman (LinkedIn)
origamitherapeutics.com/ (Company)

Top Skills

Neuroscience
Drug Discovery
Drug Development

Languages

English (Native or Bilingual)
French (Elementary)
Latvian (Elementary)

Honors-Awards

Anna-Monika Foundation Prize for Advancement in Depression Research
NSF Pre-doctoral Fellowship

Publications

Ivacaftor potentiation of multiple CFTR channels with gating mutations

Summary

I'm a Research and Development Executive in drug discovery and development, with a consistent record of successfully generating and implementing research strategies for multiple disease areas from early target identification and validation through clinical Proof-of-Concept (POC), increasing quality, productivity and innovation.

I have extensive expertise in evaluating partnership and investment opportunities for small molecules, biologics and nucleic acid therapeutics.

I'm an internationally recognized scientist generating cutting-edge research in neuroscience, respiratory diseases, regenerative medicine, pharmacology, molecular biology, and cellular signaling pathways, with a strong publication record.

Skills include:
• Establishing New Therapeutic & Disease Areas
• Pioneer in Applying Disruptive Technologies to Drug Discovery
• Building High-Performing Cross-Functional Teams
• Generating Collaborative Networks of Industrial & Academic Partnerships
• Strategic Planning
• Focusing on Precision Medicine

Experience

Origami Therapeutics, Inc.
CEO
October 2015 - Present (9 years 10 months)
Greater San Diego Area

Biofrontera Inc.

Member Board Of Directors
October 2021 - Present (3 years 10 months)
Massachusetts, United States

Biofrontera (BFRI) is a U.S.-based biopharmaceutical company commercializing a portfolio of pharmaceutical products focused on the fields of photodynamic therapy and topical antibiotics. In collaboration with healthcare providers, we are fully committed to advancing treatment options and patient care.

The Rainwater Charitable Foundation
Member, Tau Consortium Scientific Advisoy Board
June 2021 - Present (4 years 2 months)

Vertex Pharmaceuticals, Inc.
Vice President, Discovery Biology
July 2007 - December 2014 (7 years 6 months)

Drove strategic planning, prioritization and implementation to generate clinical candidates for respiratory and neurological diseases by building biology platforms applicable across disease areas and focusing on underlying cause of disease (precision medicine).

Amgen, Inc.
Scientific Executive Director, Neuroscience
August 2004 - December 2006 (2 years 5 months)

Built and guided neuropsychiatric drug discovery group (new disease area) including strategic planning, resource allocation, talent recruitment, assay development and translational biomarkers. Elected to Scientific Advisory Board for Amgen Ventures to evaluate Series A and Series B investment opportunities.

Eli Lilly & Co
Head, Neuroscience
September 1998 - July 2004 (5 years 11 months)

Established new research group from independent subgroups and oversaw strategic planning and execution on novel targets portfolio.

National Institute of Mental Health
Head, Unit on Molecular Pharmacology
1988 - 1998 (10 years)
Greater Washington, DC Area

Established and directed team to clone neurotransmitter transporters and to study role of neurotransmitter transporters in synaptic physiology. Awarded Anna-Monika Foundation Prize (1993) for the advancement in knowledge about the biological substrate and functional disturbances of depression.

Education

The Johns Hopkins University

Ph.D., Molecular Pharmacology, Cell Biology · (1983 - 1988)

Wellesley College

A.B., Molecular Biology · (1975 - 1979)